# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wise Group plc, CIK 0002099039
CUSIP: G9723Y105
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 65 CLIFTON STREET, LONDON, United Kingdom (X0), EC2A 4JE
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 98,802,398; shared voting power 0; sole dispositive power 108,011,990; shared dispositive power 0; aggregate amount beneficially owned 108,011,990 (10.5% of the class)

## Item 1. Issuer
Name of issuer: Wise Group plc
Address of issuer's principal executive offices: 65 CLIFTON STREET, LONDON, UNITED KINGDOM, EC2A 4JE.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square,
1 Greenside Row,
Edinburgh,
EH1 3AN,
Scotland,
UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 108011990
Percent of class: 10.53
Sole power to vote or to direct the vote: 98802398
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 108011990
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Regulatory Reporting Manager (06/03/2026)